Exhibit 99.1

News Release

Hydro One files a new application with the Ontario Energy Board to acquire Orillia Power Distribution from the City of Orillia

TORONTO, September 26, 2018 – Hydro One Inc. (“Hydro One”) announced today that it has filed a new application with the Ontario Energy Board (“OEB”) to acquire Orillia Power Distribution Corp. (“Orillia Power”).

On August 15, 2016, Hydro One announced it had reached an agreement to acquire Orillia Power subject to approval by the OEB. Following a review of a Merger, Amalgamation, Acquisition and Divestiture application from both companies, the OEB rejected the proposed transaction on April 12, 2018. The new application continues to comply with the OEB’s merger and acquisitions policies while better articulating the demonstration of “no harm” to Orillia Power and Hydro One customers in the short and long-term.

“We are seeking approval to bring the customers and employees of Orillia Power to the Hydro One family and look forward to working with the Ontario Energy Board on the submission,” said Patrick Meneley, Executive Vice President and Chief Corporate Development Officer, Hydro One. “We are committed to investing in communities to bring long-term economic value to businesses and residents, including our plan to build an innovative technology hub in Orillia that will bring high-quality jobs to the area.”

Hydro One will pay the City of Orillia $26.35 million for Orillia Power and assume approximately $14.9 million of debt and regulatory liabilities for an estimated total transaction value of $41.3 million, subject to customary closing adjustments.

Orillia Power, with a rate base of $28.2 million, serves approximately 14,000 customers and is located in Simcoe County, part of the Huronia region of Central Ontario. Hydro One’s territory includes the areas surrounding the City of Orillia, meaning the proposed acquisition would represent a natural extension of Hydro One services.

Hydro One and the City of Orillia have also entered into separate facilities and land purchase agreements to construct an innovative technology hub, consisting of a backup grid control centre, warehouse and regional operations centre in Orillia’s Horne Business Park following the closing of the Orillia Power acquisition and the receipt of all necessary approvals.

The acquisition and facility investments are conditional upon the satisfaction of customary closing conditions, and approval of the Ontario Energy Board.

About Hydro One Inc.

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, $25 billion in assets and 2017 annual revenues of nearly $6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Omar Javed, Vice President, Investor Relations

investor.relations@hydroone.com, 416-345-5943

Media:

Jay Armitage, Director, Corporate Communications

media.relations@hydroone.com, 416-345-6868